UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heikkinen Energy Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Westheimer RD, STE C 240
(No. and Street)

Houston	TX	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hance Myers 713-955-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, STE 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



State of Texas
County of Harris

OATH OR AFFIRMATION

I, Hance Myers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heikkinen Energy Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Shannon Thurmond

Notary Public

SHANNON THURMOND
Notary Public, State of Texas
Comm. Expires 02-27-2021
Notary ID 12931712-1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2018

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2018

CONTENTS



Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heikkinen Energy Securities, LLC as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Heikkinen Energy Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Heikkinen Energy Securities, LLC's management. Our responsibility is to express an opinion on Heikkinen Energy Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Heikkinen Energy Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Heikkinen Energy Securities, LLC's financial statements. The supplemental information is the responsibility of Heikkinen Energy Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Heikkinen Energy Securities, LLC's auditor since 2013.

White Plains, New York

February 20, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 2,573,897
Accounts receivable	153,817
Receivable from clearing broker/dealer	6,982
Clearing deposit	250,000
Intercompany receivable	20,960
Fixed assets	112,545
Prepaid expenses	108,213
TOTAL ASSETS	**$ 3,226,414**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$ 51,150
Deferred rent	30,258
Deferred Income	12,500
TOTAL LIABILITIES	93,908
Member's Equity	3,132,506
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,226,414

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Income
Year Ended December 31, 2018

Revenue

Commissons Income	$ 2,955,991
Success Fee Income	2,556,122
Consulting / Research Fees	5,323,275
Investment Banking	52,663
Reimbursed Income	9,992
Gain / Loss on Trading	(258)
Interest Income	14,517
TOTAL REVENUE	10,912,302

Operating Expense

Compensation	7,379,976
Clearing Expenses	544,234
Occupancy Expenses	302,953
Technology and Communication Expenses	141,424
General, Administrative, Regulatory and Miscellaneous Expense	2,081,721
TOTAL OPERATING EXPENSE	10,450,308
Net Income	$ 461,994

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

	Total
Balances at December 31, 2017	$ 4,209,213
Distribution to member	(1,538,701)
Net income	461,994
Balances at December 31, 2018	$ 3,132,506

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Change to Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2018

Balance at January 1, 2018	$	0
Additions:		
Deductions:		0
Balance at December 31, 2018	$	0

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2018

OPERATING ACTIVITIES	
Net Income	$ 461,994
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	156,152
Receivable from clearing broker/dealer	160,800
Accounts Receivable Affiliate	768,287
Fixed Assets	57,278
Prepaid Expenses	(13,985)
Accounts Payable	3
Accrued Liabilities	4,200
Franchise Tax Payable	(2,949)
Deferred Rent	(5,004)
Net cash provided by Operating Activities	1,586,776
INVESTING ACTIVITIES	-
Net cash provided by Investing Activities	-
FINANCING ACTIVITIES	
Capital Distribution	(1,538,701)
Net cash used in Financing Activities	(1,538,701)
Net cash increase for period	48,075
Cash at beginning of period	2,525,822
Cash at end of period	$ 2,573,897

8

1. **Organization and Summary of Significant Accounting Policies**

Organization

CDH Securities (the "Company") changed its name to Heikkinen Energy Securities, LLC on October 14, 2015. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Heikkinen Energy Advisors LLC (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment industries. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in New Orleans, Louisiana and Dallas, Texas. At December 31, 2018, the Company was registered as a limited broker-dealer in 17 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 20, 2019 which is the date the financial statements were available to be issued.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2018 there were no cash equivalents.

Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition
In 2018 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date. The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Commission Income
Revenues are comprised of commissions on trade executions for retail customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized when earned under the respective agreements.

Organization and Summary of Significant Accounting Policies (continued)

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Deferred Revenue
Deferred revenue represents revenues collected but not earned as of December 31, 2018. This is primarily composed of revenue for research. If the subscription period is conducted over the year-end, deferred revenue is recorded for all revenue related to fulfillment of subscriptions in the next fiscal year.

Property and Equipment
Furniture, equipment and software purchases over $1,000 are depreciated on a straight-line basis over their estimated useful lives of three to seven years.

Income Taxes
No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports its share of the company's income or loss on its income tax return.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2015.

The Company records monthly estimated Texas Franchise Tax based on the income earned. The December 31, 2018 $17,454 estimated franchise taxes will be reviewed and adjusted in the following year based on the final tax calculations.

Organization and Summary of Significant Accounting Policies (continued)

Receivable from Clients
Client receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic condition, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectable, which may arise when the client is deemed unable to pay the amount owed to the Company. At December 31, 2018, the Company determined that an allowance for doubtful accounts was not required.

2. **Due From Clearing Broker**

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $250,000. This deposit is included in the clearing deposit in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

3. **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. As of December 31, 2018, no assets or liabilities required fair value measure.

4. **Property and Equipment**

Property and equipment consists of the following as of December 31, 2018:

Furniture and equipment	$	269,470
Leasehold improvements		139,853
Computer equipment		2,900
	$	412,223
Less: Accumulated depreciation		(299,678)
Net book value	$	112,545

Depreciation and amortization for the year ended December 31, 2018 amounted to $57,293.

5. **Compensated Absences**

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

6. **Revolving Line of Credit – Subordinated Debt**

The Company has a revolving line of credit with its bank bearing variable interest rate determined at the date of each advance at the rate agreed upon between the lender and the Company. The revolving line of credit matures November 1, 2019. The credit facility allows borrowings up to $3,000,000. This obligation is secured by personal guarantees of the Company's officers. At December 31, 2018, there were no advances against the line of credit.

The lender irrevocably agrees that the obligations of the Broker/Dealer under this agreement with respect to the payment of principal and interest are and shall be fully and irrevocably subordinated in the right of payment and subject to the prior payment or provision for payment if full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated.

7. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2018 the Company had net capital of $2,736,592 which resulted in excess net capital of $2,636,592. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

8. Risks and Concentrations

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of other paragraphs throughout the FASB ASC. Management is currently assessing the impact the adoption of ASU 2016-02 will have on the Company's financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Broker Dealers
Pursuant to Rule 15c3-3
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

Schedule I

HEIKKINEN ENERGY SECURITIES, LLC
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total member's equity qualified for net capital	$ 3,132,506
Total capital and allowable subordinated liabilities	3,132,506
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	153,817
Fixed Assets	112,545
Intercompany Receivable	20,960
Prepaid expenses	108,213
Total Non-allowable assets	395,535
Haircuts on securities	
Other securities	379
Total Haircuts	379
Net Capital	$ 2,736,592
Aggregate indebtedness	
Total A.I. liabilities	93,908
Total aggregate indebtedness	$ 93,908
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 2,636,592
Ratio of aggregate indebtedness to net capital	.03 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.

See accompanying independent auditor's report.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION REPORT

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

We have reviewed management's statements, included in the accompanying Heikkinen Energy Securities, LLC's Exemption Report, in which (1) Heikkinen Energy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Heikkinen Energy Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Heikkinen Energy Securities, LLC stated that Heikkinen Energy Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Heikkinen Energy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heikkinen Energy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 20, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Heikkinen Energy Securities, LLC.

2601 Westheimer Road, Suite C 240 / Houston, Texas 77098
713-955-5330

Heikkinen Energy Securities, LLC. Assertions

Heikkinen Energy Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Heikkinen Energy Securities, LLC.

I, Hance Myers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Hance Myers, Chief Executive Officer
January 4, 2019